                                                                      EXHIBIT 19
POPULAR, INC.

To Our Stockholders

Popular, Inc. (the Corporation) reported an increase in net income of $6.6 million or 11.5%, reaching $64.2 million for the third quarter of 1999, from $57.6 million reported for the same period a year earlier. Earnings per common share rose 12.2% to $0.46, compared with $0.41 for the third quarter of 1998. Net income for the third quarter of 1999, represented annualized return on assets (ROA) and return on common equity (ROE) of 1.06% and 15.23%, respectively. These profitability ratios compare with an ROA of 1.12% and ROE of 14.94% attained during the third quarter of 1998.

   Net income for the nine-month period ended September 30, 1999, was $191.9 million or $1.37 per common share, up 13.0% from the $169.8 million or $1.21 per common share achieved during the first nine months of 1998. The Corporation's nine-month earnings resulted in an ROA of 1.09% and an ROE of 15.59% for 1999 compared with 1.14% and 15.26%, respectively, for the first nine months of 1998.

   The increase of $6.6 million in quarterly earnings was mainly derived from the improvement of $23.8 million realized in net interest income and a growth of $22.8 million in other operating income, partially offset by increases of $36.1 million in operating expenses, $2.4 million in the provision for loan losses and $2.5 million in income taxes.

   Net interest income for the third quarter of 1999 amounted to $238.8 million from $215.0 million for the same period a year earlier. This growth was primarily due to an increase of $3.3 billion in average earning assets, particularly a $2.2 billion growth in loans. The net interest yield, on a taxable equivalent basis, decreased to 4.59% for the third quarter of 1999, compared with 4.86% for the same period a year earlier, mainly as a result of a higher volume of investment securities on which the net interest margin earned by the Corporation is lower.

   The provision for loan losses amounted to $37.1 million for the third quarter of 1999, compared with $34.7 million for the same period a year earlier, reflecting the growth in the loan portfolio, non-performing assets and net charge-offs. Net charge-offs for the third quarter of 1999 were $31.6 million compared with $27.7 million for the same period in 1998. Net charge-offs as a percentage of average loans decreased from 0.93% for the three-month period ended September 30, 1998 to 0.89% for the same period this year.

   Other operating income, including securities and trading transactions, amounted to $97.0 million for the third quarter of 1999, compared with $74.2 million for the same period in 1998. The growth was mostly experienced in the credit card and retail financial businesses, coupled with fees generated from the Corporation's joint venture in Puerto Rico's local telephone company and revenues generated by GM Group. In addition, contributing to the rise are fees from the sale and administration of investment products mostly related to the issuance of a new mutual fund (PRITFF VI) during the quarter. Furthermore, a $4.7 million gain resulting from the sale of $195 million in loans securitized fueled the rise in other income.

   Operating expenses for the three-month period ended September 30, 1999, amounted to $214.7 million up from $178.6 million for the same period a year earlier. This rise was driven by a $15.1 million increase in personnel costs. The acquisitions completed during the latter part of 1998, in addition to the acquisitions of GM Group and Levitt Mortgage during this quarter, as well as the continued business expansion were all critical factors for the increase in personnel expenses. Equipment, net occupancy, professional fees and business promotion expenses also rose as a result of the aforementioned acquisitions, the investment in new technology to further enhance customer convenience, business expansion and the launching of various advertising campaigns in Puerto Rico and the Dominican Republic.

   Total assets at September 30, 1999, were $24.3 billion compared with $21.3 billion at the same date in 1998 and $23.7 billion as of June 30, 1999. Total loans at September 30, 1999, increased 14.0% to $14.1 billion compared with $12.4 billion at the same date in 1998 and $13.9 billion at June 30, 1999. The growth in the loan portfolio occurred principally in the commercial and mortgage loan portfolios. At September 30, 1999, the allowance for loan losses was $288 million or 2.05% of loans, compared with $245 million or 1.98% at September 30, 1998, and $283 million or 2.03% at June 30, 1999.

   Total deposits as of June 30, 1999 were $13.8 billion compared with $12.5 billion at the same date in 1998 and $13.9 billion at June 30, 1999, while borrowings rose to $8.4 billion at the end of the third quarter of 1999, from $6.6 billion a year earlier.

   Stockholders' equity totaled $1.68 billion at September 30, 1999, including $83 million in unrealized losses on securities available-for-sale, compared with $1.70 billion a year earlier, including $107 million in unrealized gains on securities available-for-sale. During the third quarter of 1999, the Corporation repurchased a total of 573,300 shares of its common stock.

   The Corporation's stock market value was $27.75 at the end of the quarter, compared with $28.38 at September 30, 1998 and $30.31 at June 30, 1999. The Corporation had a market capitalization of $3.8 billion at September 30, 1999, based on 135,700,258 common shares outstanding.

--------------------------------------------------------------------------------

On August 12, 1999, the Board of Directors of Popular, Inc. declared a quarterly cash dividend of $0.16 per common share. This represents a 14.3% increase over the $0.14 per share paid in the previous quarterly cash dividends. The dividend was paid on October 1, 1999 to shareholders of record on September 10, 1999.

--------------------------------------------------------------------------------

As previously announced, during this quarter the Corporation completed the acquisition of GM Group in exchange of 1.5 million shares of the Corporation. GM Group is a leading company in information technology services and products in Puerto Rico and the Caribbean with offices in San Juan, Caracas, Santo Domingo and Miami, and services customers in 12 Latin American countries. In addition, on August 3, 1999 the Corporation acquired 85% of the shares of Levitt Mortgage, a mortgage banking organization, with operations in Puerto Rico. This acquisition will strengthen even more our mortgage business in Puerto Rico.

--------------------------------------------------------------------------------

Banco Popular North America continued its expansion during this quarter opening two new branches in California, one in San Diego and one in Santa Ana, for a total of 90 branches in the United States. Popular Cash Express acquired four stores in Florida and opened three stores in Arizona, two in California and one additional store in Florida. As of September 30, 1999, the Corporation operated 62 check-cashing locations in 5 states. Also, Equity One opened two new offices, one in North Carolina and one in Pennsylvania for a total of 126 offices in 36 states.

--------------------------------------------------------------------------------

On October 5, 1999, Banco Popular de Puerto Rico proudly celebrated its 106th anniversary. The celebration began with a grand meeting of all employees of Popular, Inc. in Puerto Rico emphasizing our commitment to service and our corporate values, in addition to presenting a new institutional campaign.




/s/ Richard L. Carrion
Richard L. Carrion
Chairman, President and Chief
Executive Officer

POPULAR, INC.

FINANCIAL HIGHLIGHTS

                                                       At September 30,                     Average for the nine months
                                           ----------------------------------------   ---------------------------------------
BALANCE SHEET HIGHLIGHTS                       1999          1998        Change          1999         1998        Change
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Money market investments                   $   837,600   $   823,396    $    14,204   $   683,173  $   747,358    $   (64,185)
Investment and trading securities            7,587,577     6,734,621        852,956     7,612,418    6,359,326      1,253,092
Loans                                       14,097,081    12,362,527      1,734,554    13,684,777   11,671,654      2,013,123
Total assets                                24,275,583    21,273,593      3,001,990    23,493,991   19,924,608      3,569,383
Deposits                                    13,770,048    12,547,750      1,222,298    13,732,917   12,028,881      1,704,036
Borrowings                                   8,386,463     6,590,228      1,796,235     7,591,165    6,042,423      1,548,742
Stockholders' equity                         1,677,322     1,696,891        (19,569)    1,691,540    1,533,104        158,436


                                                         Third quarter                            Nine months
                                           ----------------------------------------    ---------------------------------------
OPERATING HIGHLIGHTS                           1999          1998        Change          1999         1998        Change
-----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)
Net interest income                        $   238,792   $   215,041    $    23,751   $   713,881  $   642,137    $    71,744
Provision for loan losses                       37,080        34,667          2,413       109,482      101,756          7,726
Fees and other income                           97,023        74,221         22,802       271,007      215,058         55,949
Other expenses, net of minority interest       234,525       197,015         37,510       683,555      585,603         97,952
Net income                                 $    64,210   $    57,580    $     6,630   $   191,851  $   169,836    $    22,015
Net income applicable to common stock      $    62,123   $    55,493    $     6,630   $   185,589  $   163,574    $    22,015
Earnings per common share                         0.46          0.41           0.05          1.37         1.21           0.16


                                                                Third quarter                              Nine months
                                                         --------------------------                --------------------------
SELECTED STATISTICAL INFORMATION                             1999            1998                     1999           1998
-----------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
Market price
    High                                                 $     31.00    $     36.75                $     37.88    $     36.75
    Low                                                        25.81          28.00                      25.81          23.03
    End                                                        27.75          28.38                      27.75          28.38
Book value at period end                                       11.62          11.80                      11.62          11.80
Dividends declared                                              0.16           0.14                       0.44           0.36
Dividend payout ratio                                          30.48%         26.86%                     30.67%         27.32%
Price/earnings ratio                                           15.33x         17.74x                     15.33x         17.74x
-----------------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Return on assets                                                1.06%          1.12%                      1.09%          1.14%
Return on common equity                                        15.23          14.94                      15.59          15.26
Net interest spread (taxable equivalent)                        3.80           4.03                       3.89           4.07
Net interest yield (taxable equivalent)                         4.59           4.86                       4.69           4.92
Effective tax rate                                             24.86          24.21                      25.09          25.96
Overhead ratio                                                 49.28          48.55                      49.14          48.43
-----------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                                7.12%          7.73%                      7.20%          7.69%
Tangible equity to assets                                       6.01           6.72                       6.11           6.64
Equity to loans                                                12.15          13.19                      12.36          13.14
Internal capital generation                                     9.40           9.28                       9.93           9.98
Tier I capital to risk-adjusted assets                         10.32          12.05                      10.32          12.05
Total capital to risk-adjusted assets                          12.50          14.42                      12.50          14.42
Leverage ratio                                                  6.36           7.37                       6.36           7.37
-----------------------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                                   2.05%          1.98%                      2.05%          1.98%
Allowance to non-performing assets                             86.56          87.17                      86.56          87.17
Allowance to non-performing loans                              94.48          95.94                      94.48          95.94
Non-performing assets to loans                                  2.36           2.28                       2.36           2.28
Non-performing assets to total assets                           1.37           1.32                       1.37           1.32
Net charge-offs to average loans                                0.89           0.93                       0.86           0.94
Provision to net charge-offs                                    1.17x          1.25x                      1.23x          1.24x
Net charge-offs earnings coverage                               3.83           4.00                       4.09           4.02

ADDITIONAL INFORMATION

BOARD OF DIRECTORS

Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Salustiano Alvarez Mendez*
Jose A. Bechara Bravo *
Juan J. Bermudez
Francisco J. Carreras
David H. Chafey Jr.
Luis E. Dubon Jr.
Hector R. Gonzalez
Jorge A. Junquera Diez
Manuel Morales Jr.
Alberto M. Paracchini
Francisco M. Rexach Jr.
J. Adalberto Roig Jr.
Felix J. Serralles Nevares
Julio E. Vizcarrondo Jr.
Samuel T. Cespedes, Secretary

*  Director of Banco Popular de Puerto Rico only

EXECUTIVE OFFICERS

Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
David H. Chafey Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel P. de Burckhart, Executive Vice President
Roberto R. Herencia, Executive Vice President
Larry B. Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President
Carlos Rom Jr., Executive Vice President
Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION

Shareholder Assistance: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

         Banco Popular de Puerto Rico
         Trust Division (725)
         Popular Center Building
         4th Floor Suite 400
         209 Munoz Rivera Ave.
         Hato Rey, Puerto Rico 00918

Publications: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101, or visit our web site at http://www.popularinc.com.

Dividend Reinvestment Plan: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

-        No brokerage commissions are charged on purchases under this plan.

- Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

POPULAR, INC.


CONSOLIDATED STATEMENTS OF CONDITION

                                                                                      September 30,
                                                                            -------------------------------
Dollars in thousands                                                            1999              1998
----------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                  $    719,681      $    543,565
----------------------------------------------------------------------------------------------------------
   Money market investments:
    Federal funds sold and securities and mortgages purchased
      under agreements to resell                                                 789,592           720,511
    Time deposits with other banks                                                47,501           102,525
    Bankers' acceptances                                                             507               360
----------------------------------------------------------------------------------------------------------
                                                                                 837,600           823,396
----------------------------------------------------------------------------------------------------------
   Investment securities available-for-sale, at market value                   6,938,363         6,223,460
   Investment securities held-to-maturity, at cost                               311,914           258,032
   Trading account securities, at market value                                   337,300           253,129
   Loans held-for-sale                                                           526,263           495,241
----------------------------------------------------------------------------------------------------------
   Loans                                                                      13,945,910        12,217,822
      Less -- Unearned income                                                    375,092           350,536
              Allowance for loan losses                                          288,382           245,382
----------------------------------------------------------------------------------------------------------
                                                                              13,282,436        11,621,904
----------------------------------------------------------------------------------------------------------
   Premises and equipment                                                        442,162           408,919
   Other real estate                                                              27,926            25,743
   Customers' liabilities on acceptances                                          10,488            16,288
   Accrued income receivable                                                     159,415           141,184
   Other assets                                                                  371,268           242,472
   Intangible assets                                                             310,767           220,260
----------------------------------------------------------------------------------------------------------
                                                                            $ 24,275,583      $ 21,273,593
==========================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
    Non-interest bearing                                                    $  2,994,189      $  2,665,500
    Interest bearing                                                          10,775,859         9,882,250
----------------------------------------------------------------------------------------------------------
                                                                              13,770,048        12,547,750
   Federal funds purchased and securities sold
      under agreements to repurchase                                           4,157,275         3,469,382
   Other short-term borrowings                                                 2,294,827         1,504,316
   Notes payable                                                               1,659,361         1,341,530
   Acceptances outstanding                                                        10,488            16,288
   Other liabilities                                                             407,981           391,827
----------------------------------------------------------------------------------------------------------
                                                                              22,299,980        19,271,093
----------------------------------------------------------------------------------------------------------
   Subordinated notes                                                            125,000           125,000
----------------------------------------------------------------------------------------------------------
   Preferred beneficial interests in Popular North America's
    junior subordinated deferrable interest debentures
    guaranteed by the Corporation                                                150,000           150,000
----------------------------------------------------------------------------------------------------------
   Minority interest in consolidated subsidiary                                   23,281            30,609
----------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock                                                               100,000           100,000
   Common stock                                                                  827,045           825,200
   Surplus                                                                       237,892           194,033
   Retained earnings                                                             656,407           510,046
   Treasury stock, at cost                                                       (60,151)          (39,560)
   Accumulated other comprehensive (loss) income, net of deferred taxes          (83,871)          107,172
----------------------------------------------------------------------------------------------------------
                                                                               1,677,322         1,696,891
----------------------------------------------------------------------------------------------------------
                                                                            $ 24,275,583      $ 21,273,593
==========================================================================================================

POPULAR, INC.


CONSOLIDATED STATEMENTS OF INCOME

                                                             Quarter ended                Nine months ended
                                                              September 30,                  September 30,
                                                        -------------------------     ---------------------------
Dollars in thousands, except per share information        1999            1998           1999            1998
-----------------------------------------------------------------------------------------------------------------
 Interest Income:
   Loans                                                $ 349,295      $  302,403     $ 1,011,067      $  892,096
   Money market investments                                 8,272           9,566          23,705          27,585
   Investment securities                                  105,736          93,977         316,581         277,413
   Trading account securities                               5,229           4,875          14,775          12,960
-----------------------------------------------------------------------------------------------------------------
                                                          468,532         410,821       1,366,128       1,210,054
-----------------------------------------------------------------------------------------------------------------

 Interest Expense:
   Deposits                                               113,303         101,239         334,273         300,346
   Short-term borrowings                                   84,071          66,611         226,584         181,189
   Long-term debt                                          32,366          27,930          91,390          86,382
-----------------------------------------------------------------------------------------------------------------
                                                          229,740         195,780         652,247         567,917
-----------------------------------------------------------------------------------------------------------------
Net interest income                                       238,792         215,041         713,881         642,137
Provision for loan losses                                  37,080          34,667         109,482         101,756
-----------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses       201,712         180,374         604,399         540,381
Service charges on deposit accounts                        29,935          26,344          87,915          77,176
Other service fees                                         44,374          28,557         121,974          83,548
Gain on sale of securities                                     39           4,553             775           8,469
Trading account (loss) profit                                (698)            506          (1,561)          2,486
Other operating income                                     23,373          14,261          61,904          43,379
-----------------------------------------------------------------------------------------------------------------
                                                          298,735         254,595         875,406         755,439
-----------------------------------------------------------------------------------------------------------------

 Operating Expenses:
   Personnel costs:
     Salaries                                              75,153          61,267         215,294         180,183
     Profit sharing                                         5,485           5,618          17,888          17,565
     Pension and other benefits                            18,752          17,433          56,883          52,621
-----------------------------------------------------------------------------------------------------------------
                                                           99,390          84,318         290,065         250,369
   Net occupancy expenses                                  15,469          12,260          44,442          35,558
   Equipment expenses                                      22,908          18,533          65,199          55,042
   Other taxes                                              8,717           8,035          24,923          23,902
   Professional fees                                       17,090          14,218          49,758          40,912
   Communications                                          10,831           9,444          32,240          27,462
   Business promotion                                      11,916           9,751          35,125          26,884
   Printing and supplies                                    5,321           4,490          15,139          12,908
   Other operating expenses                                14,949          10,679          41,602          32,483
   Amortization of intangibles                              8,113           6,890          23,319          20,523
-----------------------------------------------------------------------------------------------------------------
                                                          214,704         178,618         621,812         526,043
-----------------------------------------------------------------------------------------------------------------
Net loss of minority interest                               1,066                           1,880
-----------------------------------------------------------------------------------------------------------------
Income before income tax                                   85,097          75,977         255,474         229,396
Income tax                                                 20,887          18,397          63,623          59,560
-----------------------------------------------------------------------------------------------------------------

Net income                                              $  64,210      $   57,580     $   191,851      $  169,836
=================================================================================================================
Net income applicable to common stock                   $  62,123      $   55,493     $   185,589      $  163,574
=================================================================================================================
Earnings per common share (basic and diluted)           $    0.46      $     0.41     $      1.37      $     1.21
=================================================================================================================

SUBSIDIARIES

CENTRAL OFFICE

  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

ATH COSTA RICA

  Cond. Ofiplaza del Este
  Edif. D - Piso 1
  San Pedro de la Rotonda
   de la Bandera
  150 metros Oeste
  San Jose, Costa Rica
  Telephone: (011) 506-280-9796

BANCO POPULAR DE PUERTO RICO

  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

  Virgin Islands Office
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

BANCO POPULAR NORTH AMERICA

  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

BANCO POPULAR, N.A. (TEXAS)

  9600 Long Point #300
  Houston, Texas 77055
  Telephone: (713) 463-2400

POPULAR LEASING, USA

  16296 Westwood
  Business Parkdrive
  Ellisville, Missouri 63021
  Telephone: (800) 829-9411

EQUITY ONE, INC.

  523 Fellowship Road, Suite 220
  Mt. Laurel, New Jersey 08054
  Telephone: (609) 273-1119

METROPOLITANA DE PRESTAMOS, INC.

  Road #2 Km. 6.8
  Villa Caparra
  Guaynabo, Puerto Rico 00966
  Telephone: (787) 792-9292

POPULAR FINANCE, INC.

  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

POPULAR MORTGAGE, INC.

  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

LEVITT MORTGAGE, INC.

  Galeria San Patricio
  B-5 Tabonuco St.
  Suite 207
  Guaynabo, Puerto Rico 00968
  Telephone: (787) 749-8787

POPULAR LEASING & RENTAL, INC.

  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

POPULAR SECURITIES INCORPORATED

  Popular Center
  209 Munoz Rivera Avenue
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200

POPULAR CASH EXPRESS

  6200 North Hiawatha
  Suite 200
  Chicago, Illinois 60646
  Telephone: (773) 205-8300

BANCO FIDUCIARIO

  27 de Febrero Ave. #50
  Santo Domingo
  Republica Dominicana
  Telephone: (809) 473-9400

GM GROUP

  1590 Ponce de Leon Avenue
  San Juan, Puerto Rico 00926
  Telephone: (787) 751-4343